Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and six month periods ended September 30, 2023 and September 30, 2022. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s September 30, 2023 condensed interim consolidated financial statements and the accompanying notes thereto and the March 31, 2023 audited consolidated financial statements and the accompanying notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the financial information included in this MD&A is derived from the condensed interim consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of November 2, 2023. This document has been approved and authorized for issue by the Board of Directors on November 2, 2023. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the relevant periods of fiscal 2024 and fiscal 2023 are provided below:

	Average Rate		Period End Rate
	FY2024	FY2023	FY2024	FY2023
April 1 to June 30	1.3431	1.2628	1.3240	1.2886
July 1 to September 30	1.3412	1.3061	1.3520	1.3707

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. The statements we make regarding the following matters are forward-looking by their nature:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;

•	significant domestic and international competition;

•	macroeconomic pressures in the markets in which we operate;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in the impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	low-priced steel imports and decreased trade regulation, tariffs and other trade barriers;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;

•	increases in annual funding obligations resulting from our under-funded pension plans;

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating and its impact on access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions made against us;

•	impact of disputes arising with our partners;

•	the ability of Algoma to implement and realize its business plans, including Algoma’s ability to complete its transition to EAF steelmaking on time and at its anticipated cost;

•	Algoma’s ability to operate the EAF;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•	access to an adequate supply of the various grades of steel scrap at competitive prices;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Corporation’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	projected increases in capacity liquid steel as a result of the transformation to EAF steelmaking;

•	projected cost savings associated with the transformation to EAF steelmaking;

•

projected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reductions on the CIB Loan and carbon taxes payable;

•	construction projects are subject to risks, including delays and cost overruns;

•	our ability to enter into contracts to source scrap and the availability of scrap;

•	the availability of alternative metallic supply;

•	the Company’s expectation to declare and pay a quarterly dividend; and

•	business interruption or unexpected technical difficulties, including impact of weather; counterparty and credit risk; labour interruptions and difficulties.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement (the “Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Legato Merger Corp. (“Legato”). On October 19, 2021, the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Strategic Initiatives

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company’s transformation to electric arc steelmaking (EAF Transformation Project), including the construction of two state-of- the-art electric-arc-furnaces (EAF) to replace its existing No. 7 blast furnace steelmaking operations. The EAF Transformation Project is expected to reduce Algoma’s carbon emissions by approximately 70%.

EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc. This process is widely used in modern steel production. The EAF steelmaking facility is being built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF Transformation Project is expected to improve product mix, reduce fixed costs, provide significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipated a 30-month construction phase for the EAF facility, with construction having started in April 2022 and commencement of start-up activities to begin prior to calendar year-end 2024 and expects to transition away from its current blast furnace steelmaking thereafter as increased electric power from the provincial grid supplying the Company becomes available.

The following paragraphs outline key elements and milestones of the EAF Transformation Project:

Technology

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its latest technology solutions including AC-Digimelter technology powered by Q-One digital power systems and Q-SYM automated scrap yard. Various EAF and power components have been received on the Company’s site ready for installation, including two EAF charging cranes with lifting capacity of 570 short tons each to facilitate further installation of the EAF components.

Construction and Environmental Permitting

The contract for the structural building housing the EAF Transformation was awarded on April 25, 2022, to Hamilton, Ontario-based Walters Group Inc. (“Walters”). Walters is responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract, Walters is using Algoma’s steel plate products in the fabrication of heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. As of September 30, 2023, approximately 90% of the EAF building structural steel has been erected.

On March 13, 2023, the Company announced the appointment of EllisDon as Construction Manager for completion of the EAF Transformation Project. The Construction Manager role is central to the successful planning, execution, and completion of the various construction projects. Their responsibilities encompass various aspects of project management and oversight to ensure that construction projects are completed safely, on time, within budget, and to the required quality standards.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment, Conservation and Parks.

Budget and Project Financing

As previously updated, the Company plans to invest approximately C$825-C$875 million in the EAF Transformation Project, funded with previously announced financing commitments below, proceeds from the Merger, and cash from operations.

The Company previously secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada (ISED), whereby the Company will receive up to C$200.0 million in the form of a loan to support the EAF Transformation Project. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing its greenhouse gas emissions. As of September 30, 2023, the Company has received C$107.4 million from the ISED loan.

In addition, the Company previously entered into an agreement (CIB Loan) with the Canada Infrastructure Bank (CIB) with access up to C$220 million in loan financing towards the EAF Transformation Project. Pursuant to the terms of the CIB Loan, as of September 30, 2023, the amount of credit available under the CIB Loan has been reduced to approximately C$20.5 million as a result of restricted payments in respect of dividends and share repurchases completed by the Company through normal course market purchases and Substantial Issuer Bid for the Company’s common shares completed in September 2022.

The EAF Transformation project has advanced through fiscal 2024, with approximately 80% of the budgeted project cost contracted and the remainder uncontracted as of September 30, 2023. The Company continues to expect that the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, Federal SIF and available borrowings under the Company’s existing undrawn and recently upsized and extended ABL credit facility.

From the inception of the EAF Transformation Project through September 30, 2023, the Company invested a total of C$455.7 million (excluding the benefit of Government loans). As of September 30, 2023, the Company had C$113.0 million in total available Government financing including C$92.5 million loan under the Federal Strategic Innovation Fund and C$20.5 million under the CIB credit facility.

Access to Electricity

The Company upgraded its internal power generation asset known as Lake Superior Power (LSP Plant) with two LM6000PC aeroderivative gas turbines, multiple control systems, and a full rewind of the No. 2 generator to provide 110-115 MW towards the operation of the EAFs. The LSP Plant combined with current 115kV grid power are expected to provide sufficient power to run both electric arc furnaces in an alternating mode, thereby allowing the Company to produce the same volume of steel as produced today as it reduces output from its No. 7 Blast Furnace. In June 2023, the Company received conditional approval from the Independent Electricity System Operator (IESO) to connect the EAFs to the current 115kV electricity grid with the LSP Plant.

Together the IESO-approved connection and Algoma’s power upgrade are expected to provide sufficient power to run both electric arc furnaces in an alternating mode.

The Company is progressing its discussions with the Independent Electricity System Operator (“IESO”), Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing more grid power to realize the full potential of the EAF Transformation Project. On September 28, 2023, the Company received conditional approval of the next phase of the Company’s EAF Connection Proposal (CAA ID: 2021-704), providing for connecting the EAF load facility with electricity supplied from the local 230kV transmission line to be constructed and operated by PUC Transmission LP.

Significant progress has continued on long term regional power access for Northeast and Eastern Ontario. On October 23, 2023, the Ontario provincial government announced that it has issued an Order-in-Council declaring three regional transmission line projects as priorities, which includes one new line in eastern Ontario and two new lines in northeastern Ontario. These lines are expected to enable economic growth activities including among other things the production of clean steel at Algoma. The Order-in-Council will streamline the Ontario Energy Board’s (OEB) regulatory approval process for these lines. The government has also directed the OEB to amend Hydro One Network Inc. (Hydro One)’s transmission license to designate it as the transmitter responsible for the development of the three lines.

Iron Ore Extension

On October 2, 2023, the company announced a two-year extension of its existing iron ore purchase contract with United States Steel Corporation (“U. S. Steel”) (NYSE: X), with an option to further extend for a third year solely at Algoma’s discretion. The extended purchase contract is anticipated to cover the expected volumes of iron ore required to complete Algoma’s transition from blast furnace to electric arc furnace (“EAF”) steelmaking.

The extension with U. S. Steel represents another strategic milestone for Algoma as it continues on its transformative journey toward sustainable steel production through EAF steelmaking.

Plate Mill Modernization

In 2019, the Company started a plate mill modernization project (the “PMM Project”) which is to be completed in two phases and plans to invest a total of approximately C$135 million, which will be partly funded by government loan facilities totaling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s discrete plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation.

The modernization process is comprised of two phases: the first being a quality focus and the second phase a productivity focus. The first phase has been completed, and focused on quality, with installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in- line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering).

The second phase focuses on productivity enhancement and will be completed in two separate minor outages through 2024 to decrease commissioning risks and to provide for lesser impact to our customers. The Company has installed and is presently commissioning the inline dividing shear and plate piler. The first 20-day outage involves installation and commissioning upgrades of onboard descaling systems for the 2Hi and 4Hi roughing roll stands; mill alignment and work roll offset at the 4Hi mill; and new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine. The second minor outage in 2024 involves installing and commissioning the new 4Hi DC drive.

Lime Production

In June, 2023, the Company completed a C$16 million refurbishment project of its lime kiln production plant that processes limestone and other calcium carbonate-rich materials to produce quicklime (calcium oxide, CaO) and dolomitic lime (a mixture of calcium and magnesium oxides). Lime is an essential component of the steelmaking process, as it is used in various stages to remove impurities, control the slag composition, and adjust the chemical balance in the steelmaking process. The Company has a constant and growing demand for lime product as it progresses through its transformation to EAF steelmaking.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued a precautionary emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and to clean up the released oil, while working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. The provincial and federal regulators (Ontario’s Ministry of the Environment, Conservation and Parks, and Environment and Climate Change Canada) are each currently investigating this incident, but have not laid any charges to date. If charges are laid, we may be subject to regulatory fines and other penalties and/or orders. We may also be subject to private actions in the future as a result of the incident. The financial and other impacts of this incident are currently unknown.

Fatal Incident Involving an Employee of a Contractor

The Company reported on June 16, 2023 a fatal incident involving an employee of a contractor, retained to perform specialized maintenance work cleaning an out-of-service gas line. We are actively investigating the fatal accident internally, and providing full cooperation with provincial authorities as they investigate.

Environmental, Social and Governance (“ESG”)

On September 12th, 2023 Algoma published its inaugural ESG report, marking a significant milestone in our journey towards sustainable and responsible business practices. At Algoma, we firmly acknowledge that Environmental, Social, and Governance factors encompass a broad spectrum of risks and opportunities, impacting not only our organization but also our valued stakeholders, including investors, customers, suppliers, employees, governments, and the communities where we operate. Our unwavering commitment is to conduct our business activities with careful and conscientious consideration of these ESG factors.

Our vision extends beyond mere corporate responsibility; we aspire to play a pivotal role in shaping a sustainable and environmentally responsible future for Canadian steel production. Algoma is embarking on a transformative investment in Electric Arc Furnace (EAF) steelmaking, a significant step towards reducing our environmental footprint. We pledge to continually innovate and incorporate eco-friendly practices throughout our production processes. Simultaneously, we remain steadfast in our dedication to the health and safety of our workforce, the prosperity of communities we operate in, and the cultivation of a diverse, inclusive, and equitable workforce.

In development of our inaugural ESG report, we have conducted a comprehensive ESG materiality assessment. This rigorous assessment has enabled us to pinpoint and prioritize the ESG factors with the greatest potential to affect our business, ensuring that we generate lasting value for our investors while upholding our commitment to long-term sustainability. This foundational work forms the bedrock of our overarching ESG strategy.

Transparency and accountability are integral to our ESG journey. Our reporting aligns with the Sustainability Accounting Standards Board (SASB) Standards and adheres to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) to the greatest extent feasible. We are actively engaged in ongoing efforts to further harmonize our practices with these frameworks. This report provides comprehensive insights into our ESG strategy, outlines our approach to mitigating ESG risks, and underscores our commitment to harnessing ESG opportunities.

Our ESG approach is firmly underpinned by robust governance structures that empower us to effectively oversee and manage ESG-related risks and opportunities. Our Board of Directors assumes ultimate accountability for ESG factors, including those related to climate change. The Nominating and Corporate Governance Committee plays a pivotal role in supporting the Board by overseeing Algoma’s ESG framework, collaborating with other Board Committees, and reporting on ESG matters to the full Board.

At Algoma, our journey towards a sustainable and responsible future is not just a commitment; it’s a critical component of our strategy. We recognize that ESG excellence is integral to our continued success, and we remain resolute in our pursuit of a brighter, more sustainable future for all.

Factors Affecting Financial Performance

The Company’s costs are primarily driven by commodity prices, including the price of iron ore, coal, electricity and natural gas, and inflation or other fluctuations in the prices of key raw materials and other inputs essential to our operations can have a substantial impact on our profitability and overall financial performance. Inflationary pressures on commodity raw material inputs can arise from various factors, including global supply and demand dynamics, geopolitical events, natural disasters, trade policies, and currency exchange rate fluctuations. These factors are often beyond our control and can lead to substantial price increases in raw materials, as well as challenges in managing our supply chain and inventory affecting our ability to secure adequate raw material supplies in a timely and cost-effective manner. Increased costs of raw materials can directly erode our profit margins, making it challenging to maintain competitive pricing in the market.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production decreased 1.1% in the first half of calendar 2023 compared to the first half of calendar 2022 to 943.9 million metric tonnes. China represents approximately 57% of global crude steel production. (source: Worldsteel Association “June 2023 crude steel production” July 25, 2023). According to the Organization for Economic Cooperation and Development (OECD) global steelmaking capacity continues to increase at a rapid pace in a period of weakening steel market conditions. A total of 329 steel investment projects are either currently underway or in the planning stages around the world. Excess capacity is a structural issue that continues to dampen prospects for the global steel industry. OECD reported that global capacity utilization was 74.3% in 2022, with excess capacity of approximately 632 million metric tonnes in 2022, which is up from 2021 levels and is the equivalent to approximately 40 times the size of the Canadian steel industry.

Overall Results

Net Income

The Company’s net income for the three month period ended September 30, 2023 was C$31.1 million compared to net income of C$87.2 million for the three month period ended September 30, 2022, resulting in a C$56.1 million decrease of net income. The decrease is primarily due to the change in fair value of the warrant liability (C$35.4 million), the decrease in foreign exchange gain (C$28.5 million), the change in fair value of the share-based compensation liability (C$8.7 million) and the change in fair value of the earnout liability (C$4.3 million). This was offset, in part, by improved income from operations (C$31.2 million).

The Company’s net income for the six month period ended September 30, 2023 was C$162.0 million compared to net income of C$388.7 million for the six month period ended September 30, 2022, resulting in a C$226.7 million decrease of net income. The decrease is primarily due to a decrease in income from operations (C$133.4 million), the change in fair value of the warrant liability (C$56.3 million) and the decrease in foreign exchange gain (C$51.2 million).

Income from Operations

The Company’s income from operations for the three month period ended September 30, 2023 was C$36.8 million compared to income from operations of C$5.6 million for the three month period ended September 30, 2022, an increase of C$31.2 million. The increase is primarily due to improved steel shipment volumes partially due to production shortfalls in the direct strip production complex (“DSPC”) as a result of temporary workforce availability events and commission delays in phase one of the PMM Project for the three month period ended September 30, 2022. Further, the increase was affected by the pension and post-employment benefit expenses through ratifying the collective bargaining agreements (C$53.3 million) in the three month period ended September 30, 2022. This was offset, in part, by continued softening in steel pricing.

The Company’s income from operations for the six month period ended September 30, 2023 was C$201.1 million compared to income from operations of C$334.5 million for the six month period ended September 30, 2022, a decrease of C$133.4 million, due primarily to increased cost of sales (C$158.1 million), which is a result of an increase in the purchase price of key inputs such as metallurgical coke, coal and ore pellets. In addition, the decrease in income from operations was affected by continued softening in steel pricing. This was offset, in part, by increased pension and post-employment benefit expenses through ratifying the collective bargaining agreements (C$53.3 million) in the six month period ended September 30, 2022.

Non-IFRS Financial Measures

In this MD&A, we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by the Company in reporting its financial results that is not defined by IFRS. The terms “Average Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in reporting its financial results that are not defined by IFRS. Average Net Sales Realization, as defined the Company, refers to steel revenue less freight per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by the Company, refers to cost of steel revenue less freight, depreciation, carbon tax and past service costs for pension and post-employment benefit adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net income before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to Omnibus Long Term Incentive Plan. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to income from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Average Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, as such Adjusted EBITDA does not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Steel Revenue and Cost of Sales

			Three months ended September 30,						Six months ended September 30,
			2023		2022				2023		2022
tons
Steel Shipments	h	26.1%		548,998		435,202	h	15.0%		1,118,431		972,727
millions of dollars
Revenue	h	22.3%	C$	732.6	C$	599.2	h	1.7%	C$	1,559.8	C$	1,533.3
Less:
Freight included in revenue				(50.4)		(39.5)				(102.6)		(84.6)
Non-steel revenue				(16.4)		(8.2)				(36.9)		(19.8)

Steel revenue	h	20.7%		$665.8		$551.5	i	0.6%	C$	1,420.3	C$	1,428.9

Cost of steel revenue	h	14.6%	C$	598.0	C$	521.7	h	11.8%	C$	1,164.8	C$	1,041.8
Depreciation included in cost of steel revenue				(25.2)		(22.3)				(48.4)		(44.8)
Carbon tax included in cost of steel revenue				(12.2)		(0.1)				(14.7)		(3.1)
Past service costs - pension benefits				—		(44.5)				—		(44.5)
Past service costs - post-employment benefits				—		(3.4)				—		(3.4)

Cost of steel products sold	h	24.2%	C$	560.6	C$	451.4	h	16.5%	C$	1,101.7	C$	946.0

dollars per ton
Revenue per ton of steel sold	i	3.1%	C$	1,334	C$	1,377	i	11.5%	C$	1,395	C$	1,576
Cost of steel revenue per ton of steel sold	i	9.1%	C$	1,089	C$	1,199	i	2.8%	C$	1,041	C$	1,071
Average net sales realization on steel sales (i)	i	4.3%	C$	1,213	C$	1,267	i	13.6%	C$	1,270	C$	1,469
Cost per ton of steel products sold	i	1.6%	C$	1,021	C$	1,037	h	1.3%	C$	985	C$	973

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Revenue and steel revenue increased by 22.3% and 20.7%, respectively, and steel shipment volumes increased by 26.1% during the three month period ended September 30, 2023 as compared to the three month period ended September 30, 2022. The Company’s average NSR on steel sales per ton shipped was C$1,213 for the three month period ended September 30, 2023 (September 30, 2022 - C$1,267), a decrease of 4.3%. The overall increase in revenue and steel revenue is mainly due to increased steel shipment volumes, offset in part by decreased average NSR due to weakening market conditions relative to steel prices.

Revenue and steel shipment volumes increased by 1.7% and 15.0%, respectively, whereas steel revenue decreased by 0.6% during the six month period ended September 30, 2023 as compared to the six month period ended September 30, 2022. The Company’s average NSR on steel sales per ton shipped was C$1,270 for the six month period ended September 30, 2023 (September 30, 2022 - C$1,469), a decrease of 13.6%. The overall increase in revenue is mainly due to reasons as discussed above.

For the three month period ended September 30, 2023, the Company’s cost of steel revenue and cost of steel products sold increased by 14.6% to C$598.0 million (September 30, 2022 - C$521.7 million) and 24.2% to C$560.6 million (September 30, 2022 – C$451.4 million), respectively, for reasons as discussed earlier in Income from Operations.

For the six month period ended September 30, 2023, the Company’s cost of steel revenue and cost of steel products sold increased by 11.8% to C$1,164.8 million (September 30, 2022 - C$1,041.8 million) and 16.5% to C$1,101.7 million (September 30, 2022 – C$946.0 million), respectively, for reasons as discussed earlier in Income from Operations.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended September 30, 2023 was C$16.4 million (September 30, 2022 – C$8.2 million). The increase of C$8.2 million was mainly due to increased revenue on braize, scrap and ore fines.

The Company’s non-steel revenue for the six month period ended September 30, 2023 was C$36.9 million (September 30, 2022 – C$19.8 million). The increase of C$17.1 million was mainly due to increased revenue on braize, tar, scrap and ore fines.

Administrative and Selling Expenses

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Personnel expenses	C$	12.5	C$	11.6	C$	22.3	C$	25.3
Professional, consulting, legal and other fees		6.4		2.4		10.2		8.6
Insurance		7.4		5.9		12.7		11.2
Software licenses		1.1		1.0		2.4		2.0
Amortization of intangible assets and non-production assets		0.1		0.1		0.2		0.2
Other administrative and selling		3.5		3.2		6.6		5.3

	C$	31.0	C$	24.2	C$	54.4	C$	52.6

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended September 30, 2023, were C$31.0 million (September 30, 2022 - C$24.2 million). The increase in administrative and selling expenses of C$6.8 million is mainly due to an increase in professional, consulting, legal and other fees (C$4.0 million), an increase in insurance (C$1.5 million) and an increase in personnel expenses (C$0.9 million).

For the six month period ended September 30, 2023, the Company’s administrative and selling expenses were C$54.4 million (September 30, 2022 - C$52.6 million). The increase in administrative and selling expenses of C$1.8 million is mainly due to an increase in professional, consulting, legal and other fees (C$1.6 million), insurance (C$1.5 million), other administrative and selling (C$1.3 million) and software licenses (C$0.4 million). The increase is partially offset by a decrease in personnel expenses (C$3.0 million) due primarily to employee profit sharing during the six month period ended September 30, 2022.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Interest on the following facilities
Revolving Credit Facility fees	C$	0.6	C$	0.5	C$	1.2	C$	1.3
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		4.3		3.5		8.3		7.0
Other interest expense		0.5		0.3		1.0		0.7

	C$	5.4	C$	4.3	C$	10.5	C$	9.0

As illustrated in the table above, the Company’s finance costs for the three month period ended September 30, 2023 were C$5.4 million (September 30, 2022 - C$4.3 million). The increase of C$1.1 million in finance costs is primarily attributable to increased accretion of government loan benefits (C$0.6 million) and unwinding of issuance costs of debt facilities (C$0.1 million).

For the six month period ended September 30, 2023, the Company’s finance costs were C$10.5 million (September 30, 2022 - C$9.0 million). The increase of C$1.5 million in finance costs is primarily attributable to increased accretion of government loan benefits (C$1.1 million), other interest expense (C$0.3 million) and unwinding of issuance costs of debt facilities (C$0.1 million).

The Company’s finance income for the three month period ended September 30, 2023, was C$3.1 million (September 30, 2022 – C$4.6 million). The decrease of C$1.5 million in finance income is primarily due to a reduction in deposits.

The Company’s finance income for the six month period ended September 30, 2023, was C$6.4 million (September 30, 2022 – C$6.5 million). The decrease of C$0.1 million in finance income is primarily due to a reduction in deposits, offset in part by higher interest rates.

The Company’s interest on pension and other post-employment benefit obligations for the three and six month periods ended September 30, 2023 was C$4.8 million and C$9.6 million, respectively, compared to C$4.0 million and C$7.4 million, respectfully, for the three and six month periods ended September 30, 2022, due to an increase in discount rates as at March 31, 2023 that was used to determine the 2024 fiscal year pension benefit expense and the impact of the signing of the Collective Bargaining Agreement (“CBA”) on August 1, 2022 that increased the obligations.

The Company’s foreign exchange gain for the three month period ended September 30, 2023 was C$11.6 million (September 30, 2022 - $40.1 million). The foreign exchange gain for the six month period ended September 30, 2023 was C$0.6 million (September 30, 2022 - $51.8 million). These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Recognized in income before income taxes:
Pension benefits expense	C$	6.3	C$	55.3	C$	12.6	C$	60.6
Post-employment benefits expense		3.4		7.1		6.8		10.2

	C$	9.7	C$	62.4	C$	19.4	C$	70.8

Recognized in other comprehensive income (pre-tax):
Pension benefits loss	C$	2.2	C$	12.8	C$	14.8	C$	74.2
Post-employment benefits (income) loss		(16.2)		5.6		(14.4)		(24.2)

	C$	(14.0)	C$	18.4	C$	0.4	C$	50.0

	C$	(4.3)	C$	80.8	C$	19.8	C$	120.8

As illustrated in the table above, the Company’s pension expense for the three month periods ended September 30, 2023 and September 30, 2022 were C$6.3 million and C$55.3 million, respectively, representing a decrease of C$49.0 million due largely to ratifying the CBA in August 2022 that extended indexation to July 1, 2027 that resulted in a past service cost of C$49.5 million. In addition, the change is also a result of an increase in discount rates as at March 31, 2023 that were used to determine the 2024 fiscal year pension benefit expense. The Company’s post-employment benefit expense for the three month periods ended September 30, 2023 and September 30, 2022 were C$3.4 million and C$7.1 million, respectively, representing a decrease of C$3.7 million due to similar reasons mentioned above for pension expense, with past service costs totaling $3.8 million.

For the six month periods ended September 30, 2023 and September 30, 2022, the Company’s pension expense was C$12.6 million and C$60.6 million, respectively, representing a decrease of C$48.0 million. The Company’s post-employment benefit expense for the six month periods ended September 30, 2023 and September 30, 2022 were C$6.8 million and C$10.2 million, respectively, representing a decrease of C$3.4 million. The decrease in pension expense and post-employment benefit expense are due to reasons mentioned above.

As disclosed in Note 3 to the March 31, 2023 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income or loss. In accordance with IFRS, the Company makes an assessment at each reporting period-end as to whether the accrued pension liability and the accrued other post-employment benefit obligation have been significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

For the three month period ended September 30, 2023, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$14.0 million (September 30, 2022 – loss of C$18.4 million), a difference of C$32.4 million. The change is primarily due to an increase in discount rates, slightly offset by lower asset returns.

For the six month period ended September 30, 2023, the Company recorded actuarially determined loss to the combined accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$0.4 million (September 30, 2022 – loss of C$50.0 million), a difference of C$49.6 million, for reasons mentioned above.

These adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate greenhouse gas (GHG) emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended September 30, 2023, total Carbon Tax recognized in cost of sales was C$12.2 million (September 30, 2022 - C$0.1 million). The change is mainly due to a true-up of the estimated cost in the three month period ended September 30, 2023 and in the three month period ended September 30, 2022. Carbon Tax is primarily a function of the volume of our production.

For the six month period ended September 30, 2023, total Carbon Tax recognized in cost of sales was C$14.7 million (September 30, 2022 – C$3.1 million). The change in Carbon Tax is due to reasons described above.

Subsequent to the quarter end, the Company submitted its 2022 verified CO2e emissions as part of the requirements under the EPS. The Company’s 2022 emissions exceeded the annual emissions limit in place for its facility by 192,799 tonnes of C02e resulting in a compliance obligation for 2022 totaling $9.6 million payable in December 2023.

Income Taxes

For the three month period ended September 30, 2023, the Company’s deferred income tax recovery and current income tax expense were (C$3.9) million and C$15.8 million, respectively, compared to deferred income tax recovery and current income tax expense of (C$15.5) million and C$20.4 million, respectively, for the three month period ended September 30, 2022 due to net income before tax of C$43.0 million for the three month period ended September 30, 2023, compared to income before tax of C$92.1 million for the three month period ended September 30, 2022.

For the six month period ended September 30, 2023, the Company’s deferred income tax recovery and current income tax expense were (C$10.9) million and C$62.1 million, respectively, compared to deferred income tax recovery and current income tax expense of (C$16.1) million and C$105.9 million, respectively, for the six month period ended September 30, 2022 due to net income before tax of C$213.2 million for the six month period ended September 30, 2023, compared to income before tax of C$478.5 million for the six month period ended September 30, 2022.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at September 30, 2023, there were 103,603,263 common shares issued and outstanding, and no preferred shares issued and outstanding.

Warrants

As at September 30, 2023, 24,179,000 Warrants remain outstanding with an estimated fair value of $1.22 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$39.9 million ($29.5 million) (March 31, 2023 - C$57.3 million; $42.3 million) in warrant liability on the condensed interim consolidated statements of financial position. For the three month period ended September 30, 2023, a loss of C$0.3 million (September 30, 2022 – gain of C$35.1 million) on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net income. For the six month period ended September 30, 2023, a gain of C$17.2 million (September 30, 2022 – gain of C$73.5 million) on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net income.

Earnout

As at September 30, 2023, 1,560,439 earnout rights remain outstanding with an estimated fair value of $6.80 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$14.3 million ($10.6 million) (March 31, 2023 - C$16.8 million; $12.4 million) was recognized on the condensed interim consolidated statements of financial position. In addition, 24,655 dividend equivalents were granted as of September 30, 2023. Gain on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2023 of C$0.7 million and C$2.7 million, respectively, are presented in the condensed interim consolidated statements of net income. Gain on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2022 of C$5.0 million and C$9.2 million, respectively, are presented in the condensed interim consolidated statements of net income.

Replacement Long Term Incentive Plan (“LTIP”)

As at September 30, 2023, 3,103,444 Replacement LTIP Awards remain outstanding with an estimated fair value of $6.80 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$28.5 million ($21.1 million) (March 31, 2023 - C$33.5 million; $24.7 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position. In addition, 43,801 dividend equivalents were granted as of September 30, 2023. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2023 of C$1.3 million and C$5.3 million, respectively, are presented in the condensed interim consolidated statements of net income. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2022 of C$10.0 million and C$19.4 million, respectively, are presented in the condensed interim consolidated statements of net income.

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

For the three and six month periods ended September 30, 2023, the Company granted 49,765 and 92,716 DSUs, respectively, under the Omnibus Plan to certain directors of the Company, with a grant date fair value based on the market price of the Company’s common shares on the day of the grant. Further, for the six month period ended September 30, 2023, the Company converted 35,379 DSUs to capital stock upon the resignation of a director.

For the three and six month periods ended September 30, 2023, the Company recorded a share-based payment compensation expense of C$0.5 million and C$0.9 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2022, the Company recorded a share-based payment compensation expense of C$0.9 million in administrative and selling expense on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position.

As at September 30, 2023, a total of 272,965 DSUs were outstanding. No cancellations or forfeiture of DSUs have been recorded to date.

Restricted share units (“RSU”) and performance share units (“PSU”) FY2023 Plan

At September 30, 2023, 131,224 and 149,087 units of RSUs and PSUs, respectively, net of cancellations and forfeitures, remain outstanding for recognition over the remainder of the vesting period. Further, for the three and six month periods ended September 30, 2023, the Company recorded share-based payment compensation expense of C$0.3 million, in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2022, the Company recorded share-based payment compensation income of C$0.2 million and expense of C$1.8 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit. No exercises of RSUs and PSUs have been recorded to date.

Restricted share units (“RSU”) and performance share units (“PSU”) FY2024 Plan

On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024. At September 30, 2023, 459,797 and 409,932 units of RSUs and PSUs, respectively, remain outstanding for recognition over the remainder of the vesting period. Further, for the three and six month periods ended September 30, 2023, the Company recorded share-based payment compensation expense of C$1.5 million (September 30, 2022 – nil for the three and six month periods) in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Net income	C$	31.1	C$	87.2	C$	162.0	C$	388.7
Depreciation of property, plant and equipment and amortization of intangible assets		25.3		22.4		48.6		45.0
Finance costs		5.4		4.3		10.5		9.0
Interest on pension and other post-employment benefit obligations		4.8		4.0		9.6		7.4
Income taxes		11.9		4.9		51.2		89.8
Foreign exchange gain		(11.6)		(40.1)		(0.6)		(51.8)
Finance income		(3.1)		(4.6)		(6.4)		(6.5)
Inventory write-downs (depreciation on property, plant and equipment in inventory)		4.3		1.5		4.7		1.8
Carbon tax		12.2		0.1		14.7		3.1
Increase (decrease) in fair value of warrant liability		0.3		(35.1)		(17.2)		(73.5)
Decrease in fair value of earnout liability		(0.7)		(5.0)		(2.7)		(9.2)
Decrease in fair value of share-based payment compensation liability		(1.3)		(10.0)		(5.3)		(19.4)
Share-based compensation		2.4		(0.2)		3.0		2.7
Past service costs—pension benefits		—		49.5		—		49.5
Past service costs—post-employment benefits		—		3.8		—		3.8

Adjusted EBITDA (i)	C$	81.0	C$	82.7	C$	272.1	C$	440.4

Net Income Margin		4.2%		14.6%		10.4%		25.3%

Net Income / ton	C$	56.6	C$	200.4	C$	144.8	C$	399.6

Adjusted EBITDA Margin (ii)		11.1%		13.8%		17.4%		28.7%

Adjusted EBITDA / ton	C$	147.5	C$	189.9	C$	243.3	C$	452.8

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended September 30, 2023 was C$81.0 million, compared to C$82.7 million for the three month period ended September 30, 2022, resulting in a decrease of C$1.7 million. The Adjusted EBITDA margin for the three month periods ended September 30, 2023 and September 30, 2022 was 11.1% and 13.8%, respectively. The Adjusted EBITDA per ton for the three month period ended September 30, 2023 was C$147.5 and C$189.9 for the three month period ended September 30, 2022. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the three month period ended September 30, 2023 compared to the three month period ended September 30, 2022 was due primarily to an increase in the cost of steel products sold (C$109.2 million) and administrative and selling expenses (C$6.8 million) due to the same reasons mentioned above. This was offset, in part, by an increase in steel revenue (C$114.3 million), primarily as a result of increased steel shipments.

Adjusted EBITDA for the six month period ended September 30, 2023 was C$272.1 million, compared to C$440.4 million for the six month period ended September 30, 2022, resulting in a decrease of C$168.3 million. The Adjusted EBITDA margin for the six month periods ended September 30, 2023 and September 30, 2022 was 17.4% and 28.7%, respectively. The Adjusted EBITDA per ton for the six month period ended September 30, 2023 was C$243.3 and C$452.8 for the six month period ended September 30, 2022. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the six month period ended September 30, 2023 compared to the six month period ended September 30, 2022 was due primarily to an increase in the cost of steel products sold (C$155.7 million), a decrease in steel revenue (C$8.6 million) and an increase administrative and selling expenses (C$1.8 million) due to the same reasons mentioned above.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Cash, beginning of period	C$	300.6	C$	1,136.9	C$	247.4	C$	915.3
Cash generated by (used in):
Operating activities		57.2		(66.1)		221.1		210.5
Investing activities		(154.6)		(92.4)		(273.2)		(172.5)
Financing activities		5.3		(547.1)		19.5		(553.2)
Effect of exchange rate changes on cash		5.1		33.6		(1.2)		64.8

Decrease in cash	C$	(87.0)	C$	(672.0)	C$	(33.8)	C$	(450.4)

Cash, end of period	C$	213.6	C$	464.9	C$	213.6	C$	464.9

As illustrated in the table above, the use of cash for the three month period ended September 30, 2023 was C$87.0 million (September 30, 2022 – cash used C$672.0 million). The decrease in the use of cash for the three month period ended September 30, 2023, as compared to the three month period ended September 30, 2022, was C$585.0 million, and is primarily the result of the decrease in cash used in financing activities (decreased by C$552.4 million) and the increase in cash generated by operating activities (increased by C$123.3 million), for reasons described below. This was offset, in part, by the increase in cash used by investing activities (increased by C$62.2 million), for reasons described below.

For the six month period ended September 30, 2023, the use of cash was C$33.8 million (September 30, 2022 – cash used C$450.4 million). The decrease in the use of cash for the six month period ended September 30, 2023, as compared to the six month period ended September 30, 2022, was C$416.6 million, and is primarily the result of the decrease in cash used in financing activities (decreased by C$572.7 million) and the increase in cash generated by operating activities (increased by C$10.6 million), for reasons described below. This was offset, in part, by the increase in cash used by investing activities (increased by C$100.7 million), for reasons described below.

Cash Flow Generated by Operating Activities

For the three month period ended September 30, 2023, the cash generated by operating activities was C$57.2 million (September 30, 2022 – cash used C$66.1 million). The increase in cash generated in operating activities for the three month period ended September 30, 2023 was due primarily to the net change in non-cash working capital (increased by C$139.9 million).

For the six month period ended September 30, 2023, the cash generated by operating activities was C$221.1 million (September 30, 2022 – C$210.5 million). The increase in cash generated in operating activities for the six month period ended September 30, 2023 was due primarily to the net change in non-cash working capital (increased by C$142.6 million). This was offset, in part, by the decrease in income from operations (C$133.4 million).

Further impacting cash used in operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2023		2022		2023		2022
Accounts receivable	C$	4.5	C$	73.7	C$	(13.0)	C$	147.0
Inventories		(45.8)		(176.9)		(97.9)		(317.3)
Prepaid expenses, deposits and other current assets		36.6		(4.0)		29.4		6.8
Accounts payable and accrued liabilities		8.5		12.8		69.3		(16.9)
Taxes payable and accrued taxes		2.8		(49.6)		33.7		42.5
Derivative financial instruments (net)		—		10.7		—		16.8

Total	C$	6.6	C$	(133.3)	C$	21.5	C$	(121.1)

Cash Flow Used In Investing Activities

For the three and six month period ended September 30, 2023, cash used in investing activities was C$154.6 million and C$273.2 million, respectively (September 30, 2022 – C$92.4 million and C$172.5 million, respectively).

For the three month period ended September 30, 2023, property, plant and equipment were acquired at an aggregate net cost of C$138.5 million (September 30, 2022 – C$85.2 million); comprised of property, plant and equipment acquired with a total cost of C$154.6 million (September 30, 2022 - C$92.4 million), against which the Company recognized benefits totaling C$16.1 million (September 30, 2022 – C$7.2 million) in respect of the governmental loans and the governmental grant discussed below.

For the six month period ended September 30, 2023, property, plant and equipment were acquired at an aggregate net cost of C$244.9 million (September 30, 2022 – C$165.3 million); comprised of property, plant and equipment acquired with a total cost of C$273.2 million (September 30, 2022 - C$172.5 million), against which the Company recognized benefits totaling C$28.3 million (September 30, 2022 – C$7.2 million) in respect of the governmental loans and the governmental grant discussed below.

For the three and six month period ended September 30, 2023, the Company had additions to property under construction for the EAF project of C$47.9 million and C$121.6 million, respectively (September 30, 2022 – C$59.6 million and C$110.7 million, respectively); in addition, the Company has issued $72.1 million in letters of credit related to equipment fabrication and delivery of which $47.0 million has been released in accordance with the terms. As at September 30, 2023, since inception of the project the Company had additions to property under construction for the EAF project of C$388.7 million, net of government loans received.

For the three and six month period ended September 30, 2023, the Company had additions to property under construction for the plate mill modernization project of C$54.9 million and C$58.6 million, respectively (September 30, 2022 – C$7.5 million and C$16.7 million, respectively). As at September 30, 2023, since inception of the project the Company had additions for the plate mill modernization project of C$130.7 million of which C$48.7 million has been transferred into service for the completion of phase one of the plate mill modernization project. Further, at September 30, 2023, there was no prepaid expense pertaining to the plate mill modernization project (March 31, 2023 - C$41.4 million).

Cash Flow Used In Financing Activities

For the three month period ended September 30, 2023, cash generated by financing activities was C$5.3 million (September 30, 2022 – cash used C$547.1 million). The decrease in cash used in financing activities of C$552.4 million is primarily due the common shares repurchased and cancelled in the three month period ending September 30, 2022.

For the six month period ended September 30, 2023, cash generated by financing activities was C$19.5 million (September 30, 2022 – cash used C$553.2 million). The decrease in cash used in financing activities of C$572.7 million is primarily due the common shares repurchased and cancelled in the six month period ending September 30, 2022.

Capital Resources - Financial Position and Liquidity

The Company anticipates making approximately C$100 million of capital expenditures annually in order to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities are expected to avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term to meet its planned growth or to fund development activities.

As at September 30, 2023, the Company had cash of C$213.6 million (March 31, 2023 - C$247.4 million), and had unused availability under its Revolving Credit Facility of C$347.1 million ($256.7 million) after taking into account C$58.1 million ($43.0 million) of outstanding letters of credit. At March 31, 2023, the Company had drawn C$1.9 million ($1.4 million), and there was C$279.2 million ($206.3 million) of unused availability after taking into account C$57.3 million ($42.3 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At September 30, 2023, there was C$0.4 million ($0.3 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at September 30, 2023, the Company has complied with these requirements.

On May 24, 2023, the Company announced that it has successfully increased its Revolving Credit Facility from $250.0 million to $300.0 million and extended the term to May, 2028. The interest rate will be based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023, with maturity date of May 2028 (the “Revolving Credit Facility”);

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On September 20, 2021, the Company, together with the Government of Canada, entered into an agreement of which a benefit of up to C$420.0 million would flow to the Company in the form of a loan up to C$200.0 million from the SIF and a loan up to C$220.0 million from the CIB. Under the terms of the Federal SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF loan will be scalable based on the Company’s greenhouse gas emission performance.

Under the terms of the CIB agreement (“CIB Facility”), the Company may draw on a non-revolving construction credit facility. Following the completion of the project, quarterly payments including interest at a rate per annum equal to the base rate from the date of borrowing until November 27, 2031, then at a base rate plus 150 basis points until maturity of the loan are required prior to the loan maturity date, November 26, 2046. Pursuant to the terms of the CIB Facility, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders, including dividends, and share repurchases. As of September 30, 2023, the amount available under the CIB Facility has been reduced to C$20.5 million as a result of restricted payments made.

During the three and six month periods ended September 30, 2023, the Company declared ordinary dividends to common shareholders in the aggregate amount of C$6.9 million and C$13.9 million, respectively (September 30, 2022 - C$7.1 million and C$16.6 million, respectively), which were paid and recorded as a distribution through retained earnings.

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire shares thereunder until March 2, 2023 under the same terms and conditions.

As at September 30, 2022, the Company purchased and cancelled 3,077,572 common shares at a weighted average book value of C$9.25 ($7.30) per share for a total purchase price of approximately C$34.7 million ($26.8 million). The excess of the purchase price paid over the carrying value of the common shares purchased totaling C$6.1 million, was recognized as a reduction to retained earnings.

The Company renewed its NCIB to acquire a maximum of 5,178,394 of its shares, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and will terminate on the earlier of March 5, 2024, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. As at September 30, 2023 and March 31, 2023, the Company has not made any purchases under its renewed NCIB.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada (collectively the “Offer”) to purchase for cancellation up to $400 million of its common shares. The Offer expired on July 27, 2022, and proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer could individually select the price, within a price range of not less than $8.75 and not more than $10.25 per share (in increments of $0.10 per share), at which they tender their shares to the Offer. Upon expiry of the Offer, the Company determined the lowest purchase price that allowed it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $400 million.

On July 27, 2022, 41,025,641 common shares at a weighted average book value of C$9.11 ($7.33) per share were purchased for cancellation at $9.75 per share, for an aggregate amount of $400 million. As a result, the Company subsequently adjusted the number of common shares and the reduction to retained earnings to actual. The excess of the purchase price over the carrying value of the shares purchased totaling C$127.4 million ($99.3 million) was recognized as a reduction to retained earnings. The Company incurred transaction costs of C$1.1 million related to the SIB which were recorded within capital stock.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at September 30, 2023, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the September 30, 2023, Canadian/US dollar exchange rate of $1.00 = C$0.7396 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	0.4	C$	0.4	C$	—	C$	—	C$	—
Long-term governmental loans		226.7		11.9		25.6		74.8		114.4
Purchase obligations - non-capital		889.5		284.5		605.0		—		—
Purchase obligations - capital		175.9		175.9		—		—		—
Environmental liabilities		69.1		1.6		4.3		12.9		50.3
Lease obligations		0.7		0.6		0.1		—		—

Total	C$	1,362.3	C$	474.9	C$	635.0	C$	87.7	C$	164.7

Purchase obligations - non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. Most of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At September 30, 2023, the Company had C$58.1 million ($43.0 million) (March 31, 2023 - C$57.3 million ($42.3 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At September 30, 2023, the Company’s net obligation in respect of its defined benefit pension plans was C$204.0 million (March 31, 2023 - C$184.0 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$210.5 million (March 31, 2023 – C$222.9 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at September 30, 2023, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Notes 23 to the September 30, 2023 condensed interim consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2023 is the carrying amount of accounts receivable of C$303.6 million (March 31, 2023—C$291.2 million). At September 30, 2023 and March 31, 2023, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at September 30, 2023, C$2.9 million, or 1.0% (March 31, 2023 - C$2.0 million, or 0.7%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2023 was C$1.1 million (March 31, 2023 - C$0.5 million), as disclosed in Note 8 to the September 30, 2023 condensed interim consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management, including the management of long-term debt, as described in Note 5 to the March 31, 2023 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 15 to the September 30, 2023 condensed interim consolidated financial statements, during the three and six month periods ended September 30, 2023, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel however was a party to agreements during the three and six month periods ended September 30, 2022. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and six month periods ended September 30, 2023 and September 30, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 19 to the September 30, 2023 condensed interim consolidated financial statements. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 15 to the September 30, 2023 condensed interim consolidated financial statements to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

At September 30, 2023, the Company had no commodity-based swap contracts. At September 30, 2022, the Company had commodity-based swap contracts with an aggregate notional quantity of 45,000 net tons outstanding, and a 10% increase in the price of hot-rolled coil (U.S. Midwest Domestic Hot-Rolled Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately C$4.8 million decrease in the Company’s profit or loss.

Critical Accounting Estimates

As disclosed in Note 4 to the March 31, 2023 consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 3 to the March 31, 2023 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the CGU to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Significant Accounting Policies

The Company’s condensed interim consolidated financial statements have been prepared using consistent accounting policies described in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2023 and 2022, except for the new IFRS standards adopted, as described below.

New IFRS Standards, Amendments and Interpretations adopted as of April 1, 2023 (effective January 1, 2023)

The Company adopted the following amendments which did not have a material impact on the condensed interim consolidated financial statements:

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” was amended with the intention to help companies provide useful accounting policy disclosures. The key amendments include the requirement to disclose material accounting policy information rather than significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

Amended Scope of Recognition

IAS 12 “Income Taxes” was amended to narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” was amended to introduce the definition of an accounting estimate and includes other amendments to assist entities to distinguish changes in accounting estimates from changes in accounting policies.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

In compliance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (“CEO”) and by our Chief Financial Officer (“CFO”) that, among other things, report on (i) their responsibility for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) for the Company; and (ii) the design and effectiveness of DC&P and the design and effectiveness of ICFR.

Management, including our CEO and CFO, does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Controls and Procedures

The CEO and the CFO have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to Algoma is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

•

information required to be disclosed by Algoma in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and operation effectiveness of our disclosure controls and procedures. Based upon this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures were effective as at September 30, 2023.

Internal Controls Over Financial Reporting

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework used to design our ICFR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Management assessed the effectiveness of the Company’s ICFR as of September 30, 2023, based on the aforementioned criteria. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2023.

Changes in Internal Controls Over Financial Reporting

No changes were made to our ICFR during six month period ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2024						2023								2022
As at and for the three months ended[1]	Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
Financial results
Total revenue	C$	732.6	C$	827.2	C$	677.4	C$	567.8	C$	599.2	C$	934.1	C$	941.8	C$	1,064.9	C$	1,010.2
Steel products		665.8		754.5		609.2		512.0		551.5		877.4		879.9		1,009.5		936.5
Non-steel products		16.4		20.5		14.1		12.1		8.2		11.6		13.9		14.2		31.8
Freight		50.4		52.2		54.1		43.7		39.5		45.1		48.0		41.2		41.9
Cost of sales		664.8		639.5		630.7		611.8		569.4		576.8		603.2		599.9		578.7
Administrative and selling expenses		31.0		23.4		25.0		21.7		24.2		28.4		28.0		18.9		29.4
Income (loss) from operations		36.8		164.3		21.7		(65.7)		5.6		328.9		310.6		446.1		402.1
Net income (loss)		31.1		130.9		(20.4)		(69.8)		87.2		301.4		242.9		123.0		288.2
Adjusted EBITDA	C$	81.0	C$	191.2	C$	47.9	C$	(35.9)	C$	82.7	C$	357.7	C$	334.4	C$	457.3	C$	430.6
Per common share (diluted)[3]

Net income (loss)	C$	0.24	C$	0.85	C$	(0.2)	C$	(0.6)	C$	0.36	C$	1.49	C$	1.45	C$	0.92	C$	4.02
Financial position
Total assets	C$	2,713.1	C$	2,627.8	C$	2,455.6	C$	2,549.0	C$	2,716.0	C$	3,070.5	C$	2,693.6	C$	2,520.7	C$	2,185.7
Total non-current liabilities		660.1		665.0		650.0		663.4		693.3		618.0		573.5		640.1		1,038.8
Operating results
Average NSR	C$	1,213	C$	1,323	C$	1,066	C$	1,116	C$	1,266	C$	1,632	C$	1,608	C$	1,827	C$	1,594
Adjusted EBITDA per nt2		147.5		335.8		83.8		(78.3)		189.9		665.4		611.1		827.6		733.1
Shipping volume (in thousands of nt)
Sheet		485		498		505		421		411		485		486		481		514
Plate		64		70		66		37		23		52		61		72		73
Slab		—		2		1		1		—		—		—		—		—

1	- Period end date refers to the following: “Q4”—March 31, “Q3”—December 31, “Q2”—September 30 and “Q1”—June 30.
2	- The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.
3

- Pursuant to the Merger with Legato, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

On June 26, 2023, the Company converted 35,379 DSUs to common shares. At September 30, 2023, 103,603,263 common shares are outstanding.

Trend Analysis

The Company’s financial performance for the second quarter of fiscal year end 2024 (“Q2 2024”) decreased from the first quarter of fiscal year end 2024 (“Q1 2024”), primarily due to a decrease in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$54.7 million or 5% from C$1,010.2 million in Q2 2022 to C$1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$233 from C$1,594 per nt in Q2 2022 to C$1,827 per nt in Q3 2022.

•

decreased C$123.1 million or 12% from C$1,064.9 million in Q3 2022 to C$941.8 million in Q4 2022, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$219 from C$1,827 per nt in Q3 2022 to C$1,608 per nt in Q4 2022.

•

decreased C$7.7 million or 1% from C$941.8 million in Q4 2022 to C$934.1 million in Q1 2023, a result of decreased steel revenue primarily due to lower shipments of steel as shipping volume decreased by 9,693 tons from 547,217 tons in Q4 2022 to 537,524 tons in Q4 2022.

•

decreased C$334.9 million or 36% from C$934.1 million in Q1 2023 to C$599.2 million in Q2 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$366 from C$1,632 per nt in Q1 2023 to C$1,266 per nt in Q2 2023.

•

decreased C$31.4 million or 5% from C$599.2 million in Q2 2023 to C$567.8 million in Q3 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$150 from C$1,266 per nt in Q2 2023 to C$1,116 per nt in Q3 2023.

•

increased C$109.6 million or 19% from C$567.8 million in Q3 2023 to C$677.4 million in Q4 2023, a result of increased steel revenue primarily due to increased shipments of steel as shipping volume increased by 113,306 tons from 458,341 tons in Q3 2023 to 571,647 tons in Q4 2023.

•

increased C$149.8 million or 22% from C$677.4 million in Q4 2023 to C$827.2 million in Q1 2024, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$257 from C$1,066 per nt in Q4 2023 to C$1,323 per nt in Q1 2024.

•

decreased C$94.6 million or 11% from C$827.2 million in Q1 2024 to C$732.6 million in Q2 2024, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$110 from C$1,323 per nt in Q1 2024 to C$1,213 per nt in Q2 2024.

Net income (loss):

•

of C$123.0 million in Q3 2022 decreased compared to C$288.2 million in Q2 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger. This was offset in part by changes in fair value of warrant liability (C$6.8 million), changes in fair value of earnout liability (C$33.6 million), changes in fair value of share-based compensation liability (C$2.9 million) and increased revenue due primarily to higher selling price of steel.

•

of C$242.9 million in Q4 2022 increased compared to C$123.0 million in Q3 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger in Q3 2022. This was offset in part by decreased revenue due primarily to lower selling price of steel.

•

of C$301.4 million in Q1 2023 increased compared to C$242.9 million in Q4 2022 mainly due to the changes in fair value of warrant liability (C$51.6 million) and changes in fair value of share-based compensation liability (C$12.3 million).

•

of C$87.2 million in Q2 2023 decreased compared to C$301.4 million in Q1 2023 primarily due to decreased revenue of C$334.9 million, a result of lower selling prices of steel with a lower decrease in cost of sales of C$55.2 million. In addition, pension and post-employment benefit expenses increased as a result of ratifying the collective bargaining agreements (C$53.3 million). This was offset in part by lower income tax expense of C80.0 million due to lower income before income taxes.

•

of (C$69.8) million in Q3 2023 decreased compared to C$87.2 million in Q2 2023 primarily due to decreased revenue of C$31.4 million, a result of lower selling prices of steel, and due to an increase in cost of sales of C$42.4 million. In addition, the decrease was due in part to foreign exchange loss increasing as a result of fluctuating exchange rates (C$50.7 million) and the changes in fair value of warrant liability (C$41.5 million).

•

of (C$20.4) million in Q4 2023 increased compared to (C$69.8) million in Q3 2023 primarily due to increased revenue (C$109.6 million), a result of increased shipping volume. This was offset, in part, by an increase in cost of sales (C$18.9 million), the changes in fair value of the warrant liability (C$13.0 million), the fair value of the share-based payment compensation liability (C$7.1 million) and the fair value of earnout liability (C$3.7 million).

•

of C$130.9 million in Q1 2024 increased compared to (C$20.4) million in Q4 2023 primarily due to increased revenue (C$149.8 million), a result of higher selling prices of steel. This was offset, in part, by an increase in cost of sales (C$8.8 million) due to higher purchase price of key inputs such as ore pellets.

•

of C$31.1 million in Q2 2024 decreased compared to C$130.9 million in Q1 2024 mostly due to decreased revenue (C$94.6 million), a result of lower selling prices of steel, and by an increase in cost of sales (C$25.3 million), due mainly to higher purchased coke use and lower production volume. This was offset, in part, by lower income taxes (C$27.4 million) due to lower income from operations.